Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated July 22, 2015, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

The Coast Distribution System, Inc.

at

$5.50 NET PER SHARE

Pursuant to the Offer to Purchase

dated July 22, 2015

by

KAO Acquisition Sub, Inc.,

a wholly owned subsidiary of

Keystone Automotive Operations, Inc.,

a wholly owned subsidiary of

LKQ Corporation

KAO Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Keystone Automotive Operations, Inc., a Pennsylvania corporation (“Parent”), which is a wholly owned subsidiary of LKQ Corporation, a Delaware corporation (“LKQ”), is making an offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The Coast Distribution System, Inc., a Delaware corporation ( “Coast”), at a price per Share of $5.50, net to the seller in cash, without interest (the “Offer Price”), and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”).

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON TUESDAY, AUGUST 18, 2015, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of July 8, 2015 (the “Merger Agreement”), among LKQ, Parent, Purchaser and Coast. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. The term “Minimum Condition” is defined in Section 15— “Certain Conditions of the Offer” of the Offer to Purchase and generally requires that the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer be a number of Shares that, together with the Shares then owned by LKQ, Parent, Purchaser and their respective controlled affiliates (if any), represents at least a majority of all then outstanding Shares (not including Shares tendered pursuant to guaranteed delivery procedures for which the underlying shares have not been received).

The Merger Agreement provides that, subject to certain conditions, Purchaser will be merged with and into Coast, with Coast continuing as the surviving corporation as a wholly owned direct subsidiary of Parent. Pursuant to the Merger Agreement, the Merger will become effective at the time (such time, the “Effective Time”) as the certificate of merger (the “Certificate of Merger”) is filed with the Delaware Secretary of State or at such later time specified in the Certificate of Merger, as may be agreed by the parties. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Offer Price, in cash, without interest, and subject to any required withholding of taxes, except for

(i) Shares owned by LKQ, Parent or Purchaser, if any, or Shares owned by Coast as treasury stock, if any, which will be canceled and will cease to exist, (ii) Shares owned by any direct or indirect subsidiary of Coast, LKQ, Parent, or Purchaser, if any, which will be canceled without any conversion and (iii) Shares owned by Coast’s stockholders who properly demand appraisal of their Shares pursuant to applicable Delaware law.

The Board of Directors of Coast, at a meeting duly called and held, has duly and unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance of the Merger Agreement by Coast and the consummation of the transactions contemplated by the Merger Agreement; (ii) resolving that the Merger Agreement and the Merger shall be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”) and that the Merger shall be consummated as soon as practicable following the consummation of the Offer; (iii) determining that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of Coast and its stockholders; and (iv) recommending that the stockholders of Coast accept the Offer and tender their Shares pursuant to the Offer.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger following the consummation of the Offer will not require a vote of stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger Agreement, and (iii) at the time that the board of directors of the company to be acquired approves the merger agreement, no other party to the merger agreement is an “interested stockholder” under the DGCL. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will own at least the amount of shares of each class of stock of Coast that would, absent Section 251(h) of the DGCL, be required to approve the Merger. Following the consummation of the Offer and subject to the satisfaction of the conditions to the Merger, Purchaser, Parent and Coast will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Coast in accordance with Section 251(h) of the DGCL.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.

In order for Shares to be considered validly tendered and accepted for payment pursuant to the Offer the Depositary must timely receive (i) Share Certificates, if any, or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal. Tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the purchase price to be paid for any Shares, regardless of any extension of the Offer or delay in making payment.

The Offer will expire at 12:00 midnight, New York City time, at the end of the day on August 18, 2015, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires (such date, including any such extensions, the “Expiration Date”).

The Merger Agreement provides that so long as neither Coast nor Parent has terminated the Merger Agreement in accordance with its terms: Purchaser must extend the Offer for successive periods of not more than 10 business days (but not beyond November 5, 2015) if any of the Offer Conditions are not satisfied or waived (if permitted under the Merger Agreement), other than the Minimum Condition, at any otherwise-scheduled expiration date. If all of the Offer Conditions are satisfied, or waived (if permitted under the Merger Agreement), other than the Minimum Condition, Purchaser must extend the Offer for an extension period of up to 10 business days, or any longer period that is approved in advance by the parties to the Merger Agreement; however, Purchaser shall not be required to extend the Offer on more than one occasion, but may, in its discretion, elect to do so, and shall not in any event be required to extend the Offer beyond November 5, 2015. Notwithstanding any of the limitations set forth above, Purchaser must also extend the Offer for any period required by any applicable law or judgment, or rule, regulation, interpretation or position of the Securities and Exchange Commission (or its staff) applicable to the Offer.

Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

Purchaser may, but is not required to, provide for a subsequent offering period of not less than three nor more than 20 business days immediately following the expiration of the Offer.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 19, 2015. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depositary Trust Company to be credited with the withdrawn Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger (or upon exercise of appraisal rights) will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors to determine the particular tax consequences to them of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws). For a more complete description of material United States federal income tax consequences of the Offer and the Merger, see Section 5 — “Material United States Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. Coast has provided Purchaser with Coast’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Coast’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

July 22, 2015